August 25, 2014

Loan Lauren P. Nguyen

Special Counsel

Ada D. Sarmento

Theresa Messinese

Lyn Shenk

Re:

Bigfoot Project Investments Inc.

Amendment No. 2 to

Registration Statement on Form S-1

Filed June 10, 2013

File No. 333-186706

Dear Ms. Nguyen:

Please find below the Company’s response to your comment letter of June 21, 2013.

General

1. We note your response to our prior comment 1, but we are unable to locate the revised disclosure. Please note that the prospectus should accurately describe your company as of the time of effectiveness. The prospectus should not unduly focus on or disproportionately emphasize your future plans or aspirations. Accordingly, please substantially revise the entire document so that it accurately presents your current situation. You may discuss what you plan to do but you should present that discussion in the context of a clear timeline which sets forth the obstacles and benchmarks that you must achieve along the way. Include your estimate of the financial requirements needed to reach your plan and discuss your plans for raising the money so that investors can make an informed decision about the quality of your plan. The other comments below are intended primarily to offer some guidance as you revise this prospectus.

Revised including the below:

BUSINESS

Bigfoot Project Investments Inc., was incorporated pursuant to the laws of the State of Nevada on November 30, 2011. Bigfoot Project Investments Inc. acquired Searching for Bigfoot Inc for common shares. The agreement contains the customary warranties and representations.  After the closing of the acquisition, the business and operations of Searching for Bigfoot, Inc. were the business and operations of the issuer.

In 2006, a Nevada corporation; “Searching for Bigfoot, Inc.” was formed, to research in determining the existence of a creature commonly referred to as “Bigfoot”. For the past six years “Searching for Bigfoot, Inc.” has financed research and expeditions throughout the United States and Canada.

Beginning as a simple organization with the intent of raising funds to produce a movie for distribution, “Searching for Bigfoot, Inc.” evolved to a point where it acquired significant value in Video/film footage, materials, artifacts, and relationships with organizations interested in “Bigfoot” existence around the country.

Recently a decision was made to pursue this opportunity as an ongoing investment business venture. Management team members were brought together to form an entertainment investment corporation that would capitalize on both current and future investment projects.

On November 30, 2011 a Nevada corporation, Bigfoot Project Investments Inc., was created.

Bigfoot Project Investments Inc.’s., purpose is to focus all our projects into one investment holding company and to file for a public offering. We intend to consolidate all projects into one investment marketing plan, which we believe could be more effective than a single plan, thereby increasing the overall profits of the projects than if they were individually marketed.

We intend to create investment project entertainment properties surrounding the mythology, research and hopefully, capture the creature known as Bigfoot.

We intend to become an entertainment investment company, where our competitive advantage is our developed knowledge base and the advanced level of maturity of our projects. We intend to capitalize on “Searching for Bigfoot Inc.” current inventory of projects through agreements; allowing our company to continue creation of media properties and the establishment of physical locations, partnerships and alliances with organizations to augment investment markets to create revenue as a stand- alone enterprise.

On January 11, 2013, The Board of Directors of Bigfoot Project Investments Inc. passed a resolution to acquire Searching for Bigfoot Inc. and all the projects and assets currently owned by “Searching for Bigfoot, Inc.

The inventory of projects currently consists of nine DVD Movies which are being marketed to both DVD and Video On Demand (VOD) domestic distribution markets.  Additionally, preliminary investment plans are being negotiated for a 3D Movie with a movie production company.  Foreign distribution markets have recently become available and our contracted marketing company, The Bosko Group, is in the process of negotiating contracts for all nine DVD movies. This market would include the movies being subtitled and dubbed in foreign languages throughout Europe, Asia and South America.  Currently we are represented by our contracted marketing distributor, The Bosko Group, in which they represent and sell the rights for the Bigfoot Project Investments Inc. nine DVD Movies.

The Bosko Group currently has a contract in place with Channel Sources (a major DVD distributor) with four of our nine DVD films for distribution, and has recently started placing them in retail locations throughout the United States.

The Bosko Group also has contracted Gravitas Ventures VOD for the same four films. These films were recently made available to Gravitas supplied cable subscribers, which number approximately 15-25 million households across the U.S. at present.  Additionally, the movies are available to the tens of millions of digital customers via the high-profile and heavily trafficked platforms.

Presently two more recent DVD releases of the nine films are being contracted through both Channel Sources DVD Distributor and Gravitas Ventures VOD.  The Bosko Group (our media marketer for DVD/VOD films) is presently negotiating contracts to incorporate all nine DVD Movies with both Channel Sources and Gravitas Ventures VOD companies for both domestic and foreign distribution. In the event an agreement is reached with these companies, these movies will be available to tens of millions of digital customers, and the management believes with proper marketing and advertising, this could be a profitable enterprise.

We are currently negotiating agreements with a 3D Movie Production Company to produce a movie called "Bigfoot 3D". The draft script has been written and is being finalized with Golden Leaf Pictures, the production company.  Investment funding is required to finalize negotiation of contracts and start production of the movie. There are no agreements in place to provide the funding at this time.

We plan to continue to amass artifacts (footprint castings, skeletal, hair, skin, blood and other creature remains),  and media products such as DVD videos, photographs, audio and Written documents, Televised, and Movie media events from our continued Bigfoot Expeditions throughout the United States and Canada. We will be unable to amass additional artifacts without the funding provided by this offering. We will use the artifacts we currently have and the artifacts we intend to acquire. The collection of artifacts is used as scientific evidence to substantiate the existence of this creature known as “Bigfoot” as a species through proper DNA testing and scientific examination. The evidence that the artifacts provide are provided to the scientific community as evidence in documentation of this creature as a new species. This documentation is used in media projects (Television, DVD movies, publications etc.) for marketing and the management believes it has substantial value. Media products such as DVD videos, photographs, audio and written documents, Televised, and Movie media events from our continued Bigfoot Expeditions provide the basis for our media projects, which are marketed and provide revenue. Additionally we will negotiate and purchase intellectual and physical properties relating to the creature as opportunities become available that will continue to feed the development of additional projects.

Bigfoot Project Investments Inc. bears a high degree of risk, lacking maturity and not having a background or reference point to evaluate or compare company performance to the investor.  Each of the projects we market will be carefully reviewed for market value by the Board of Directors. These Projects will be based on agreements with property owners of other organizations. Personnel in each project area will share in the responsibility running our company’s operations.

Current Entertainment Market Trends:

Our Economy: Starting out any business during the economic crisis currently experienced worldwide is risky. Even though we are in tough economic times, it is management’s belief that people still want entertainment.  It is management’s belief that major corporations in television, movies, video games and other recreational commodities will meet the demand for entertainment as the economic crisis recedes.

It is management’s belief that sectors like video games, DVDs and cable TV are buffered from the shockwaves hitting other parts of the economy.

The home entertainment industry is also counting on the Blu-Ray technology to help carry through the downturn. It is expected consumers will adopt the High-DEF format as readily as they did for VHS during the 1981 recession.

Cable TV also has free, night-on-the-couch appeal for the economy stricken consumer. The research firm “SNL Kagan” said cable TV advertising has grown as channels like ESPN and Lifetime continue siphoning viewers away from broadcast TV. When squeezed companies slash their advertising budgets, cable has the cushion of a second revenue stream - about 50% of its cash comes from affiliate fees paid by cable operators.

Home Video (Press Release ABI Research Published: 04/28/2012)

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Internet penetration rates are expected to exceed 60% for game consoles, TVs, and Blu-ray players in the U.S. by 2017.

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More than One in Five US Households Have a TV Connected to the Internet.

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79% of Netflix Watch Instantly. Customers use it to watch movies and television shows on a TV.

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59% of this group access Netflix via a video game system.

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10.4% of US homes had an IPTV in February 2012 vs. 4.7% a year prior.

Kiosks like Redbox represent 22% of all U.S. movie rentals in 2012, up from 19% in 2011

(CONVERGENCE ONLINE Published: 04/03/2012).

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In 2012 Americans will pay to consume 3.4B movies online, 1B more movies per year than are consumed on DVD and Blu-ray combined.

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Online subscription services like Hulu Plus and Netflix will represent 25% of all U.S. movie rentals in 2012, up from 13% in 2011.

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Video will account for 5.8%, or $151.5MM, of the $2.61B in total U.S. mobile ad spending in 2012.

Cable Television (TDG RESEARCH Published: 01/11/2013)

US cable pay TV subscriptions peaked at nearly 101M households in 2011 and will decline to less than 95M households by 2017.

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1/5 of pay TV service providers know their cable, satellite, or Telco provider offers technology that lets them view video content over the internet on digital devices.

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Among tablet owners who subscribe to cable companies that offers streaming TV apps, 50% have downloaded the app.

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20% of pay-tv subscribers would cancel their service if they could get their favorite shows online.

On Line Video (ComScore study, released in February 2011)

An overview of the world of online video.  The demand (and opportunity) for online video is growing:

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82.5% of the U.S. Internet audience viewed a video online.

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Viewers watched 75% more videos online in December 2010 than December 2008.

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In a 2010 report from Cisco, 30% of Internet traffic is currently video. By 2013, 90% of Internet traffic will be video.

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Advanced Internet video (3D and HD) will increase 23-fold between 2009 and 2014.

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By 2014, 3D and HD Internet video will include 46% of Internet video traffic.

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In the same time frame, online video ad spending will swell from $1.97 billion to $5.71 billion.

The Bigfoot Media Projection:

It is management’s belief that all of the current media entertainment projects Bigfoot Project Investments Inc., is presently marketing and intends to market are firmly embedded into the positive side of the Media Market Trends described above.  All of the company projects are based on a legendary creature (Bigfoot) still being pursued and recognized worldwide, to reveal its identity as a species to science and the world. The Bigfoot creature is known around the world. It is management’s belief that Bigfoot has worldwide awareness.

Bigfoot-like creatures are known by many different names all over the globe:

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Almas-Mongolia

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Amomongo– Megros, Philippines

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Mono Grande– South America

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Barmanou– Afghanistan/Pakistan

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Chuchunaa – Siberia

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Fear Liath – Scotland

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Man-Beast – England

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Hibagon – Japan

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Nguoi Rung – Vietnam

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Orang Mawas – Malaysia

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Sumatra Woodwose – Medieval Europe

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Sasquatch – North America

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Yeren – Hubei, China

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Yeti – Tibet

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Yowie – Australia

There is intense competition in the media entertainment industry, and one thing that stands out in this industry that accelerates sales to consumers is a publically recognized brand.  It is managments belief that our company and projects name reflect a brand name that invites the curiosity of people worldwide into wanting to know more about it. Our research team has had fifty local and national Television news spots over the past seven years on encounters and related evidence of the Bigfoot Creature throughout the United States and Canada.  Based on these televised  reports of encounters and media interest in them, management believes the name “Bigfoot” intrigues people and will entice them into wanting to see and experience the various projects we have to offer the entertainment industry.  This is evident in the agreements we have in place with the Bosko Group, who represents and markets our projects through current contracts with major distributors of media as follows:

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Gravitas Ventures, one of the world’s largest video on demand companies has an enormous audience – more than 100 million homes in North America alone – and continues to experience remarkable growth and expansion worldwide.  Gravitas has developed a genre’ Bigfoot category that encompasses only our DVD movies in the category for Video on Demand movies. So when customers select the genre “Bigfoot” only our movies will be shown in the Bigfoot genre category listing. Our VOD license agreement with The Bosko Group gives licensed Rights in North America (United States, Mexico and Canada) for the following:

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Channel Sources Distribution Company LLC and Channel Sources LLC represents clients in over 100 retail chains worldwide, with more than 15,000, shelves in North America alone, Channel Sources has introduced over 300 product lines into retailers and currently represent over $200,000,000 in annual reseller revenue. The market place challenge is with over 100 retail chains in the tech market, entering the North American marketplace, launching products or expanding to new retail chains is a challenge. Distributors carry the products the Retailers want; Retailers carry what Distributors can supply. One of the biggest hurdles in entering the North American market place (Channel) is getting our products placed with National Distributors. This is true no matter how much awareness and demand we have created for our products, how good the technology is, or if we have a better, lower-priced product. These Channel Distributors are the primary suppliers to the National Retail Chains. The risks are high for Distributors with unproven or unknown products. Most will not even consider a new product or product range that will not produce $2 million in revenues in the first year; the larger Distributors seek $5 million and up. Thus, if we cannot supply the Distributors, we will not get to the Retailers' shelves. Today, the North American consumer products retail market is a "two step" distribution system: Manufacturer, Studio or Publisher to Distributor and then Distributor to Retailer. Very few Retailers will buy direct from the Manufacturer. This is based on logistics, breaking up bulk shipments, the risk factor, or the fact that the Distributor is acting as the "Bank" to supply the lines of credit needed by the Retailers. It is virtually impossible to get the large Distributors to handle new vendors without great demand for the new product from consumers or a proven track record and sales of $5 million annually. It may also cost tens of thousands of dollars in application and initial set-up fees. Channel Sources Distribution Company is an expert services Company that offers Distribution and Logistic services for Publishers, Studios, and Manufacturers. Channel Sources Distribution Company offers a unique approach in providing small- to medium-sized Movie vendors with the same high-quality logistic services and marketing activities as their larger competitors.  They are headquartered in Connecticut USA, the corporate corridor between New York City and Boston, They have offices across the US and Canada, with reseller-buyer locations in Boston, Miami, Minneapolis, New York City, Bentonville, Toronto, Seattle and St. Louis.  Channel Sources Distribution Company has direct contract and billing accounts with Distributors as well as many direct shipping relationships with Retailers. With dozens of clients, millions in aggregated sales annually, and years of professional services.  They can handle the Distribution and Logistic Services for our products in both the United States and Canada with aggregation services. They have contract relationships with all major Distributors in the channel. These services will allow us to supply our products without the separate process of contract relationships with major Distribution companies. This alone can reduce the product introduction timeline from months to days. It will save tens of thousands of dollars and also ensure that our products the Retailer selects can deliver in a timely fashion.

The Entertainment and Sales Commission Agreement between Channel Sources Distribution Company LLC and our marketer, The Bosko Group lists the following retail partners with Channel Sources Distribution Company LLC in Exhibit A of the contract:

Computer Software Distribution Agreement between Distribution and retail partners and Channel Sources Distribution Company, LLC.	
Amazon	MVD
EDGE (formerly Arrow Distributing)	Navarre DVD
Baker & Taylor	Netflix
Blockbuster	Rentrak
DOCStore Online	STL Distribution
Entertainment One (Canada)	Super D
Gracenote	Team Marketing
Ingram Entertainment	VAS Entertainment
Library Video Company	VPD
Midwest Tape	Wax Works

Our Markets. We have marketing agreements in place through our marketing distributor, The Bosko Group with both the above companies for four of our nine DVD Movies. Our company’s remaining five DVD movies of the nine DVD Movies in our current project inventory are in process of being added to the current agreements with Channel Sources Distribution Company LLC. and Gravitas Ventures.

It is management’s belief that we can exploit and market every media aspect of our project inventory of properties and artifacts to the fullest extent possible. We believe we can bring the investor the highest return of the Investment obtainable in each project we market. The company projects are embedded into the media industry as described above in the Entertainment Media Market Trends with contract agreements and with well established distribution and sales companies as listed above.

We have projects positioned for markets as presented.

The Bigfoot 3D Movie Project –We are negotiating an agreement with Golden Leaf Pictures, San Jose, CA. The draft script for the movie is currently in process of being finalized. There are no agreements in place to provide the funding at this time. Investment funding is required to finalize a contract and start production of the movie.

Current Proposed Bigfoot 3D Project Plan:

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Exclusive Worldwide License for the unseen Bigfoot Hoax footage. (One of Bigfoot Project Investments Inc. DVD Movies).

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Golden Leaf Pictures will use the latest technologies to create the ultimate Bigfoot film.

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Golden Leaf Pictures will release in digital 3D, digital 2D, and IMAX 3D.

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Bigfoot 3D will also be released in a 3D and 2D high definition DVD format.

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The Bigfoot 3D video game will be a 3D release.

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Merchandising opportunities are expected worldwide.

Note: The above “Bigfoot 3D Movie Project proposed plan is based on Golden Leaf Pictures and Bigfoot Project Investments Inc. intended project plans and is not endorsed or supported by any other Entertainment Industry organization.

The figure below shows the Bigfoot 3D Movie Project as currently planned.  There are no agreements in place to provide funding at this time. Investment funding is required to finalize a contract and start production of the movie.  Management believes this investment is a no risk, break even return. Investment funding plus 35% ROI is paid in full on the first day of principle photography. This is paid before completion of the Movie.   Upon release and distribution of the 3D Movie, a second ROI of 5% of the Producers Percentage of the films revenues will be realized.  These terms have been negotiated with the film’s producers and will be finalized in a contract upon receipt of initial funding.

DVD/VOD Movies and Documentary Film Projects:

Legend of Bigfoot

In the Shadow of Bigfoot

Bigfoot Alive in 82

Note 2: The below DVD videos “Bigfoot Lives” won the 2007 Pocono Mountain Film Festival Award for Best Documentary and Best Director. Bigfoot Lives-2 and Anatomy of a Bigfoot Hoax both won 2011 Pocono Mountain Film Festival Awards for Best Documentary.

Bigfoot Lives, Released 2007.

Bigfoot Lives-2, Released 2011.

Anatomy of a Bigfoot Hoax, Released 2011.

Bigfoot Lives-3, Released 2012.

Hoax of the Century, Released 2012.

Pursuit, The Search for Bigfoot, currently being marketed 2013.

Note 3: Channel Sources Distribution Company has contract with our marketer, The Bosko Group for DVD Movies for distribution and is in the process of placing Bigfoot Lives, In the Shadow of Bigfoot, Bigfoot Lives 2 and Anatomy of a Bigfoot Hoax in retail locations throughout the North America. Gravitas Ventures VOD has contract in place with our marketer, The Bosko Group for In The Shadow of Bigfoot, Bigfoot Lives, Bigfoot Lives-2 and Anatomy of a Bigfoot Hoax. These films, which will be sold at $2.99-$4.99, were recently made available to Gravitas supplied cable subscribers, which number approximately 15-25 million households across the U.S. at present.

Projected developing markets. Markets are being negotiated by The Bosko Group who is contracted to Bigfoot Project Investments Inc.to market the DVD and VOD products. As done in the past contracts with Channel Sources and Gravitas Ventures, existing contracts will be upgraded to include additional DVD Movies. Here is the list of our movie projects:

Legend of Bigfoot

In the Shadow of Bigfoot

Bigfoot Alive in 82

Bigfoot Lives, Released 2007.

Bigfoot Lives-2, Released 2011.

Anatomy of a Bigfoot Hoax, Released 2011.

Bigfoot Lives-3, Released 2012.

Hoax of the Century, Released 2012.

Pursuit, The Search for Bigfoot, currently being marketed 2013.

The updated contracts will include these nine titles marketing/distribution in United States, Canada and Puerto Rico. The projections anticipated for this market are provided by The Bosko Group, our currently contracted distributor. All projections below are projections from the Bosko Group.

The Bosko Group Projected markets:

Gravitas Ventures VOD North America:

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Cable VOD= over 100 million U.S. households.

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Cable VOD= over 10 million Canadian households

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Digital VOD= over 150 million active users (US/Canada)

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Channel Sources North America: DVD= over 400 retail outlets

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DVD= over 50,000 rental outlets

New Development Markets (Foreign Distribution). According to the Bosko Group, the big news for 2013 is that it will be the year that we can exploit foreign territories. Distribution marketers have always practiced conservatively in the foreign markets because of the dangers of piracy and inability to realistically track funds. It is managments belief that when you combine that with the obvious worldwide appeal of Searching for Bigfoot Inc. Films we would have a recipe for financial disaster if we pursued foreign distribution markets. Luckily, that has now changed. Meaningful VOD distribution is finally available in foreign territories, and all of our movies will benefit from these new markets as contracts are upgraded to include these foreign markets.

Our Plan with The Bosko Group Projected Revenue Streams.

The catalog of Bigfoot Project Investments Inc.  nine DVD Movies represents Bosko Groups best-selling titles, and their evergreen nature allows for a constant, and in many cases, growing sales curve over time.  Bosko Group uses the DVD Movie “Bigfoot Lives” as an example many times with producers and buyers to point out to a “best case scenario” of creating the right film for the right market. And, all of the resulting productions since that initial partnership have delivered on that same promise. Revenue for Bigfoot Project Investments Inc. films is generated by two basic outlets; VOD and DVD.

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VOD – A typical movie revenue reflects approximately $4500-$6500 monthly. This does not take into account however that three of the four currently contracted DVD Movies films have yet to enter the system, thus are not reporting earnings. Additionally, this figure does not include any international revenue. And, none of the Bigfoot Project Investments Inc. Movies is currently on ITunes, which will be a huge earnings market.

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DVD – A typical movie revenue reflects approximately $2500-$3500 monthly.  Again, this does not take into account the three of four films that have not entered the retail and rental market distribution system yet.

Big Project Projection “Pursuit”.

It is the belief of management that the upcoming project, Pursuit is expected to do well in the markets. This is based on projections from The Bosko Group, our distribution marketing company.  Based on their experience it is their opinion that the “found footage” genre is constantly growing, and to combine this popular film making approach with the appeal of Bigfoot hunting significantly enhances marketability.  In addition to creating a found footage movie with dates, places and people that can actually be researched by audiences, we have an ongoing relationship with Eduardo Sanchez of Blair Witch Project fame, and director of the upcoming Exists (his own found-footage Bigfoot film).  Mr. Sanchez has signed a Non-Disclosure Agreement with us and we are currently in negotiations with him to determine the degree of involvement that he will have in our DVD project Pursuit.

In addition to the revenue streams identified above, The Bosko Group anticipates Pursuit could do the following business based on its design and timing:

DVD – 50,000 to 100,000 units. Units in this type of sale net the producer $4-$7 dollars per unit.

VOD Projected revenue for Pursuit:

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Cable - $50,000 dollars initial 6 months

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Digital Royalty - $75,000 dollars initial 6 months

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Digital License - $40,000 to $75,000 initial 6 months

ONGOING PLAN:  Bigfoot Project Investments Inc. has acquired “Searching for Bigfoot Inc.”, an inventory of artifacts/assets and over 360 hours of video expedition footage. The acquisition was executed to streamline our various projects decisions and marketing capability and complete control through one Board of Directors and one company vice having to go through two companies to develop, execute and market our projects. Another DVD movie Bigfoot Lives 3 is in production and soon to be released. With all current materials in our project inventory, there is enough media and Artifacts to develop many more movies. As we continue to conduct the research and expeditions continue to evolve, we will be adding to the current inventory for a continuous flow of media to be used in future projects to be added to our company projects for investors.

Our Bosko Contract projection DVD/VOD First Year Plans

The projections shown below are based on a review of nine DVD Movies released by various production companies in the market for the 2011/2012 time frame. We compared advertising dollars and various market timing factors and film subject matter to our nine DVD movies to get a realistic view of our movie products in a projected market environment.  Of the nine films we reviewed the market DVD/VOD results averaged $420,000 dollars over a 12 month release period for each DVD movie.  Four of the movies were Theatrical/Variance Releases in which DVD and VOD marketing followed after theatrical release period. Five movies were directly released into the DVD/VOD markets only.  Our research revealed that the best marketing results for DVD/VOD were obtained by focusing in funding PR and Advertising. A good turnout of the five films in the Theatrical Variance did not substantially support a good market in the DVD/VOD venue. DVD/VOD results were based on how well the films PR and Advertising campaign was initiated and coordinated together. Our projections below are based on the low to mid six figure marketing result for our nine DVD movie projects. We believe this will project a realistic view for investors to see that even on the low to mid six figure end of the market our products could bring the investor a positive ROI.

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The Bosko Group DVD First Year Plan

BOSCO DVD DISTRIBUTION CONTRACT PROJECTION First Year

Movie	Nr Copies	DVD Cost Ea.	Total DVD Cost	DVD Profit	Gross Profit	Net Profit
In The Shadow of Bigfoot	10,000	$0.68	$6,800.00	$7.00	$70,000.00	$63,200.00
Bigfoot Lives	10,000	$0.68	$6,800.00	$7.00	$70,000.00	$63,200.00
Bigfoot Lives 2	10,000	$0.68	$6,800.00	$7.00	$70,000.00	$63,200.00
Anatomy Of A Bigfoot Hoax	10,000	$0.68	$6,800.00	$7.00	$70,000.00	$63,200.00
DVD Projection 1st 6 Months		**$ 6 Months**	**$27,200.00**		**$280,000.00**	**$252,800.00**
In The Shadow of Bigfoot	10,000	$0.68	$6,800.00	$7.00	$70,000.00	$63,200.00
Bigfoot Lives	10,000	$0.68	$6,800.00	$7.00	$70,000.00	$63,200.00
Bigfoot Lives 2	10,000	$0.68	$6,800.00	$7.00	$70,000.00	$63,200.00
Anatomy Of A Bigfoot Hoax	10,000	$0.68	$6,800.00	$7.00	$70,000.00	$63,200.00
The Legend Of Bigfoot	10,000	$0.68	$6,800.00	$7.00	$70,000.00	$63,200.00
Bigfoot Alive In 82	10,000	$0.68	$6,800.00	$7.00	$70,000.00	$63,200.00
Bigfoot Lives 3	10,000	$0.68	$6,800.00	$7.00	$70,000.00	$63,200.00
DVD Projection 2nd 6 Months		**$ 2nd 6 Months**	**$47,600.00**		**$490,000.00**	**$442,400.00**
Special Contracts with Channel Sources through The Bosko Group						
Hoax of the Century	50,000	$0.68	$34,000.00	$7.00	$350,000.00	$316,000.00
Pursuit - Searching for Bigfoot	75,000	$0.68	$51,000.00	$7.00	$525,000.00	$474,000.00
DVD Projection First Year		**GRAND TOTAL**	**$159,800.00**		**$1,645,000.00**	**$1,485,200.00**

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The Bosko Group VOD First Year Plan

Bigfoot Project Investments Inc.  projected First Year Plan for DVD/VOD and Bigfoot 3D Movie.

The projections shown below is our first year plan in marketing the company’s current project inventory of nine DVD Movies in DVD/VOD markets and Bigfoot 3D Movie production returns in the first year as described in the previous paragraphs above. The DVD/VOD projections do not reflect the various digital platforms market sales or rental sales.  The Bigfoot 3D Movie projections do not reflect theatrical release returns, DVD/VOD market sales, 3D Video Game market sales and 3D movie merchandising market sales, These projections are based on the use of the total investor proceeds of $3,000,000.00 dollars as described in the “Use Of Proceeds” section of this document and as shown in the figure below:

Bigfoot Project Investment Inc. Projected First Year Plan Overview	
ESTIMATED NET INCOME 1st 6 Months	**6 Month Net Profit**
VOD Project Projection 6 Months	$534,600.00
DVD Project Projection 6 Months	$252,800.00
Total VOD/DVD 6 Month Net Profit	**$787,400.00**
ESTIMATED NET INCOME 2nd 6 Months	**1 Year Net Profit**
VOD Project Yr-1 Projection	$1,443,420.00
DVD Project Yr-1 Projection	$1,232,400.00
3D Movie Project 35% ROI 1st Return Yr-1	$540,000.00
Total Net Income 2nd 6 Months Yr-1	**$3,215,820.00**
VOD/DVD Digital Plaform Sales	Not Estimated
Foreign Distribution VOD/DVD Sales	Not Estimated
VOD Digital & DVD Rental	Not Estimated
3D Movie Video 3D Game	Not Estimated
3D Movie DVD/VOD Sales	Not Estimated
3D Movie Merchandising	Not Estimated
YR-1 TOTAL PROJECTED NET INCOME	**$4,003,220.00**
YR-1 TOTAL PROJECTED SPEND PLAN	**$3,000,000.00**
YR-1 TOTAL PROJECTED NET PROFIT	**$1,003,220.00**

Proprietary Rights Of Our Projects.

We have copyrights and copyrights pending for nine DVD movies. We own the copyrights on DVD Movies Bigfoot Lives and Anatomy of a Bigfoot Hoax.  Copyrights are pending for DVD Movies Legend of Bigfoot, In the Shadow of Bigfoot, Bigfoot Alive in 82, Bigfoot Lives-2, Bigfoot Lives-3, Hoax of the Century, and Pursuit (The Search for Bigfoot). Selling artifacts and fossils will not be a part of Bigfoot Project Investments Inc.’s business.

Our agreements with The Bosko Group, who has contracts in place with Channel Sources Distribution Company to sell four of nine DVD movies, are in the process of upgrading the current contract to include the other five movies.  The Bosko Group also has an agreement with Gravitas VOD for the same four movies in which the remaining five movies are currently being added to the agreement.

The intellectual property rights include business plan templates and design, business logo development, web site designs, and data bases of private financial lenders.  Third party service providers are out sourced entities that will provide support in the development of future intellectual properties.

For example, the company will need third party assistance with the following: graphic designer, press release, Video/Film development of new movies, expedition/research to continue development of project products, web consultant, or help with additional technological issues or assistance with the development of products outside the scope of the organization.

2. We note that the selling shareholders acquired the shares to be registered recently, the majority of which are held by your officers and directors. In addition, the selling shareholders are offering to sell 207,490,000 shares of common stock which is the total number of shares that is currently outstanding. As a result, we note that the offering appears to be an indirect primary offering. Given the nature and size of the offering, please advise regarding your basis for determining that the offering is appropriately characterized as an offering that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. In this regard, please also clarify the second sentence of the second paragraph on page 3 and throughout to state that the selling shareholders “are” underwriters, instead of merely “deemed underwriters,” and that the selling shareholders may only sell their shares at a fixed price for the duration of the offering. Refer to Question 612.09 of the Compliance and Disclosure Interpretations of the Securities Act Rules.

Revised to clarify underwriter status.

3. Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

Updated through April 30, 2013.

Registration Statement Cover Page

4. We note your response to prior comment 9. Please revise your company name on pages 18, F-3 and II-2 to match the company name exactly as provided in your articles of incorporation.

Revised for consistency.

5. The 207,490,000 shares of selling shareholders’ common stock that you are registering exceeds the total number of outstanding shares of your common stock as of the latest balance sheet date of 203,040,000 and we do not note subsequent event disclosure of additional share issuances. Please revise as appropriate.

Revised for consistency to properly reflect 207,490,000 in both places.

Prospectus Cover Page

6. We note your response to our prior comment 11 but find it unresponsive as you state on page 3 that no commissions will be paid to underwriters in connection with this offering. If the offering expenses are $13,973.96 as indicated on page II-1, please explain to us why you are estimating a total of $300,000 of offering expenses here and $313,973.96 of offering expenses in the prospectus summary and the use of proceeds sections. Please provide a breakdown of the $300,000 expenses.

Revised to remove the $300,000 in expenses.

7. We note your response to our prior comment 12. Please substantially revise the table included on this page to better reflect the per share information under the related column headings. We note that the information disclosed under the columns do not reflect the related column headings. Also disclose the offering price per share for the new shares and include a clarifying footnote to state that the selling shareholder shares will be sold at a fixed price for the duration of the offering.

Revised for clarification.  Column headings revised.  Clarifying footnote added.

Prospectus Summary, page 5

8. We note your response to our prior comment 13, but it does not appear to fully address our comment. As these materials appear to be your main assets, please revise the summary to briefly disclose the details of your acquisition of Searching for Bigfoot, Inc. and the related assets. Also briefly describe the assets that you currently possess and the projects that you are working on.

Revised for clarification.  Also see Comment Response 1.

9. We note your response to our prior comment 15, but we are unable to locate the added disclosure. Please revise to disclose your cash on hand as of the most recent practicable date, your monthly “burn rate,” pre and post-offering, and the month you will run out of funds without additional capital.

Burn rate info and disclosure added.   See comment response #1.

10. Please describe on page 5 the consequences to you if you are unable to raise funding from the 30,000,000 shares to be sold by the company.

Disclosure added that the growth rate of the Company will be severely retarded.

11. We note your disclosure that the implied aggregate price of your common stock is $2,374,000 based on an offering price of $0.10 per share. However, it appears that 237,490,000 shares at $0.10 per share would result in an implied aggregate price of $23,749,000. Please revise as appropriate. Please also combine your disclosure of your total stockholders’ deficit in the same paragraph as your implied aggregate price of common stock.

Revised to reflect  $23,749,000 and combined.

12. We note your disclosure on page 15 that you are offering 30,000,000 new shares of your common stock in a direct public offering. We also note per your disclosure on page 27 that 184,500,000 of the selling shareholders’ shares being registered are owned by directors and executive officers responsible for the sale of the 30,000,000 new shares being offered. Please tell us the order in which shares will be sold between new shares and selling shareholders’ shares. To the extent that selling shareholders’ shares may or will be sold prior to the sale of new shares, please revise your disclosures under the Risk Factors section to explain that prospective investors may or will be sold the selling shareholders’ shares with no new shares being sold, resulting in ownership of common stock in the company that will not have raised any new equity capital and, therefore, will have no financial means by which to conduct business or carry out its plan of operations.

Disclosure added that the minimum offering must be achieved prior to any director or officer sales.

The Offering, page 6

13. Please clarify that you will not receive any proceeds from the sale of the selling shareholder shares of common stock.

Additional disclosure added that the registrant will not receive any proceeds from the sale of the selling shareholder sales of stock.

Risk Factors, page 8

14. Please include a risk factor to disclose that your Chief Executive Officer, a selling shareholder, owns the majority of your outstanding common stock and describe the attendant risks.

Risk factor added.

15. We note your response to our prior comment 17. There appears to be a risk factor heading but no discussion at the bottom of page 12.

Discussion/disclosure added.

16. We note your response to our prior comment 18, but we are unable to locate the revised disclosure. Please combine the second full risk factor on page 9 and the first full risk factor on page 11 as they appear to be repetitive.

Combined.

17. We note your response to our prior comment 19, but we are unable to locate the revised disclosure. There appears to be several boilerplate risk factors included in this section such as changes to government regulation and internet usage. Please review your risk factors and revise to discuss how these risks specifically relate to your business.

Deleted or revised.

We lack an operating history and have losses, page 8

18. We note your response to our prior comment 21, but we are unable to locate the added disclosure. Please disclose your monthly “burn rate,” the month you will run out of funds without the addition of capital and an estimate of the amount of funds needed to accomplish your business goals. Please quantify the amount of losses you may incur given your expected burn rate.

Burn rate disclosure added.  See comment response #1.

Being reporting under the Exchange Act, page 10

19. We note your response to our prior comment 20. Please quantify here the anticipated costs of being a public company.

Public company costs quantified.

Use of Proceeds, page 13

20. We note your response to our prior comment 26. The table added does not appear to be responsive. Please indicate the order of priority for the four uses of proceeds you listed (production and build out costs, internet, marketing and advertising and legal and accounting) if you only sell the minimum amount of shares and discuss your plans if less than the maximum proceeds are obtained. Please eliminate any references to projected net income.

Revised table included.

USE OF PROCEEDS

Our offering is being made in a direct public offering, without the involvement of underwriters (Other than our selling shareholders all of whom are deemed underwriters). The table below sets fort the use of proceeds from this offering:

Increasing distribution contract PR and advertising, especially DVD’s will be the Company’s priority for use of funds in the event that the maximum is not raised in this offering. Production costs are all costs associated with developing a video movie, which includes any editing, special effects, trailer development, packaging design and advertising media/materials.  Build out costs are all the actual packaging and DVD development for distribution to vendors. There are also advertising and distribution costs that market the movies

All proceeds from the sale of the 207,490,000 shares from existing shareholders will be paid directly to those shareholders.  The selling shareholders will sell their shares at a fixed price of $.10 per share for the duration of the offering.

Upon completion of the offering, we intend to immediately initiate the development of our website. We intend to hire an outside web designer to assist us in designing and building our website and retaining a third party service provider to build and maintain our network infrastructure and transaction processing system. We believe that it will take two to three months to create a workable subscription website, network infrastructure, and transaction processing system.

Marketing and advertising will be focused on attracting clients to our website. Our strategy to attract customers to our website, which has not been formalized or implemented, includes viral marketing, through developing and maintaining blogs, postings on online communities such as Facebook, Yahoo!(R) Groups and amateur websites such as YouTube.com, and other methods of getting Internet users to refer others to our website by e-mail or word of mouth; search engine optimization, which would involve marketing our website via search engines by purchasing sponsored placement in search results; and entering into affiliate marketing relationships with other  website providers to increase our exposure to Internet users. We intend to rely on viral marketing as the primary source of traffic to our website, with search engine optimization and affiliate marketing as secondary sources.

We estimate that our legal, auditing, and accounting fees to be $150,000 during the next 12 months.

The proceeds from the offering will allow us to operate for 12 months.  Our officers and directors, determined that the funds would last 12 months, including but not limited to filing reports with the Securities and Exchange Commission as well as business activities contemplated by our business plan.

List of Selling Shareholders, page 17

21. It does not appear that the number of shares listed in this table add up to the total. Please revise.

Revised for consistency.

22. The share ownership reflected in this table for Messrs. Biscardi, Fletcher, Kazubowski and Biscardi Jr. and Mrs. Goth does not match the share ownership shown for them in the beneficial ownership table on page 27 or the recent sales of unregistered securities section on page II-1. Please revise.

Revised for consistency.

23. Please provide a column showing the amount of shares to be held after the offering.

Column added.

Business, page 18

24. We note your response to our prior comment 32, but we are unable to locate the revised disclosure. Please revise this entire section so that it provides a better sense of what your company and its products are. Much of the current disclosure here appears to describe your aspirations, rather than the actual state of your company. Please revise to accurately and succinctly disclose your current stage of development and discuss how you plan to generate revenues with your products. Will you buy films and then work on distributing them? Have you closed on the acquisition of “Searching for Bigfoot, Inc.”? Will you also produce your own films? Will you generate revenue solely from DVD and video on demand sales? If so, would you receive a percentage of the sales? Have you secured any movies to be marketed on DVD and Video on Demand? What is the purpose of the collection of artifacts? Will they be used in future movies or will they be sold as another part of your business? Please revise extensively to provide investors with a better understanding of what the actual investment risks and opportunities are. Consider the individual questions above as offering some assistance as you undertake the task of producing a prospectus which will be of use to investors considering an investment in your enterprise.

Revised.  See response to comment 1.

25. We note your response to our prior comment 33 that references to specific companies were deleted but the references are still in the document. Please remove references to specific companies such as Amazon, Netflix, ITunes and Sony Playstation unless you have an executed agreement currently in effect. There are also references in this section to agreements with companies such as The Bosko Group, Channel Sources, Lions Gate Entertainment and Gravitas Ventures VOD. Also, please tell us whether any of these contracts is material to you, and if so, please file a copy as a material contract.

Revised.  See response to comment 1.

26. We note your response to our prior comment 34 that you have deleted the discussion of the pilot episode. Please also delete the reference to the pilot episode on page 19.

Revised.  See response to comment 1.

27. You have not addressed our previous comment 36 which was originally issued as comment 42 in the comment letter dated March 14, 2013. We once again reissue the comment in its entirety. We note per the paragraph on the top of page 18 that on January 11, 2013 the Board of Directors passed a resolution to acquire Searching for Bigfoot, Inc. and all the projects and assets currently owned by this company; however, there is no further information throughout the filing or any additional reference to this purchase. Please tell us and revise to disclose the details of this purchase including but not limited to the purchase price and the source of purchase funds. Your Plan of Operations and Liquidity sections should also reflect this purchase as we note several projects per page 21 and no reference to these projects within MD&A. Finally, disclosure should be presented regarding this purchase in the subsequent event footnote to your financial statements as required by ASC 855.

Revised.  See response to comment 1.

Current Entertainment Market Trends, page 20

28. We note your response to our prior comment 37, but we are unable to locate the revised disclosure. Significant portions of your disclosure in this section describe the entertainment market trends. This prospectus relates specifically to the sale of your securities, and the presentation of entertainment trends and general industry data should not distract from the fact that your company is still in its initial stages of development. Please substantially revise your disclosure throughout the Business section to reduce or eliminate disclosure which merely recites general market data and practices instead of focusing on your company and its specific operations. Please revise to include a more detailed discussion of your reasonable expectation of how these trends will affect your business.

Revised.  See response to comment 1.

29. We note your response to our prior comment 38, but we are unable to locate some of the added disclosure. We note numerous claims and projections in this section such as how it is expected that consumers will adopt the high definition format. Please revise to substantiate the claims or clarify that such statements are the beliefs of management.

Revised.  See response to comment 1.

New Development Markets (Foreign Distribution), page 22

30. We note your response to our prior comment 39, but the revised disclosure does not properly address the comment. Please revise to clarify that the “obvious worldwide appeal of Searching for Bigfoot Inc. films” is the belief of management.

Revised.  See response to comment 1.

Proprietary Rights Of Our Projects, page 23

31. We note your response to our prior comment 40 that selling artifacts and fossils will not be part of your business. This document should accurately represent the current state of your business. As your business does not include selling artifacts and fossils, please remove any reference to such items as part of your business as it is unclear how such information will provide an understanding of your business and how you will generate revenues.

Revised.  See response to comment 1.

Management’s Discussion and Analysis…, page 25

Plan of Operation, page 25

32. We note your response to our prior comment 42, but we are unable to locate the added disclosure. Please revise to include a more detailed plan of operations to include specific information about the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer picture of how and when you expect to generate additional revenue.

Revised.

The Bigfoot 3D Movie Project –We are negotiating an agreement with Golden Leaf Pictures, San Jose, CA. The draft script for the movie is currently in process of being finalized. There are no agreements in place to provide the funding at this time. Investment funding is required to finalize a contract and start production of the movie.

Current Proposed Bigfoot 3D Project Plan:

•

Exclusive Worldwide License for the unseen Bigfoot Hoax footage. (One of Bigfoot Project Investments Inc. DVD Movies).

•

Golden Leaf Pictures will use the latest technologies to create the ultimate Bigfoot film.

•

Golden Leaf Pictures will release in digital 3D, digital 2D, and IMAX 3D.

•

Bigfoot 3D will also be released in a 3D and 2D high definition DVD format.

•

The Bigfoot 3D video game will be a 3D release.

•

Merchandising opportunities are expected worldwide.

Note: The above “Bigfoot 3D Movie Project proposed plan is based on Golden Leaf Pictures and Bigfoot Project Investments Inc. intended project plans and is not endorsed or supported by any other Entertainment Industry organization.

The figure below shows the Bigfoot 3D Movie Project as currently planned.  There are no agreements in place to provide funding at this time. Investment funding is required to finalize a contract and start production of the movie.  Management believes this investment is a no risk, break even return. Investment funding plus 35% ROI is paid in full on the first day of principle photography. This is paid before completion of the Movie.   Upon release and distribution of the 3D Movie, a second ROI of 5% of the Producers Percentage of the films revenues will be realized.  These terms have been negotiated with the film’s producers and will be finalized in a contract upon receipt of initial funding.

DVD/VOD Movies and Documentary Film Projects:

Legend of Bigfoot

In the Shadow of Bigfoot

Bigfoot Alive in 82

Note 2: The below DVD videos “Bigfoot Lives” won the 2007 Pocono Mountain Film Festival Award for Best Documentary and Best Director. Bigfoot Lives-2 and Anatomy of a Bigfoot Hoax both won 2011 Pocono Mountain Film Festival Awards for Best Documentary.

Bigfoot Lives, Released 2007.

Bigfoot Lives-2, Released 2011.

Anatomy of a Bigfoot Hoax, Released 2011.

Bigfoot Lives-3, Released 2012.

Hoax of the Century, Released 2012.

Pursuit, The Search for Bigfoot, currently being marketed 2013.

Note 3: Channel Sources Distribution Company has contract with our marketer, The Bosko Group for DVD Movies for distribution and is in the process of placing Bigfoot Lives, In the Shadow of Bigfoot, Bigfoot Lives 2 and Anatomy of a Bigfoot Hoax in retail locations throughout the North America... Gravitas Ventures VOD has contract in place with our marketer, The Bosko Group for In The Shadow of Bigfoot, Bigfoot Lives, Bigfoot Lives-2 and Anatomy of a Bigfoot Hoax. These films, which will be sold at $2.99-$4.99, were recently made available to Gravitas supplied cable subscribers, which number approximately 15-25 million households across the U.S. at present.

Projected developing markets. Markets are being negotiated by The Bosko Group who is contracted to Bigfoot Project Investments Inc.to market the DVD and VOD products. As done in the past contracts with Channel Sources and Gravitas Ventures, existing contracts will be upgraded to include additional DVD Movies. Here is the list of our movie projects:

Legend of Bigfoot

In the Shadow of Bigfoot

Bigfoot Alive in 82

Bigfoot Lives, Released 2007.

Bigfoot Lives-2, Released 2011.

Anatomy of a Bigfoot Hoax, Released 2011.

Bigfoot Lives-3, Released 2012.

Hoax of the Century, Released 2012.

Pursuit, The Search for Bigfoot, currently being marketed 2013.

The updated contracts will include these nine titles marketing/distribution in United States, Canada and Puerto Rico. The projections anticipated for this market are provided by The Bosko Group, our currently contracted distributor. All projections below are projections from the Bosko Group.

The Bosko Group Projected markets:

Gravitas Ventures VOD North America:

•

Cable VOD= over 100 million U.S. households.

•

Cable VOD= over 10 million Canadian households

•

Digital VOD= over 150 million active users (US/Canada)

•

Channel Sources North America: DVD= over 400 retail outlets

•

DVD= over 50,000 rental outlets

New Development Markets (Foreign Distribution). According to the Bosko Group, the big news for 2013 is that it will be the year that we can exploit foreign territories. Distribution marketers have always practiced conservatively in the foreign markets because of the dangers of piracy and inability to realistically track funds. It is management’s belief that when you combine that with the obvious worldwide appeal of Searching for Bigfoot Inc. Films we would have a recipe for financial disaster if we pursued foreign distribution markets. Luckily, that has now changed. Meaningful VOD distribution is finally available in foreign territories, and all of our movies will benefit from these new markets as contracts are upgraded to include these foreign markets.

Our Plan with The Bosko Group Projected Revenue Streams.

The catalog of Bigfoot Project Investments Inc.  nine DVD Movies represents Bosko Groups best-selling titles, and their evergreen nature allows for a constant, and in many cases, growing sales curve over time.  Bosko Group uses the DVD Movie “Bigfoot Lives” as an example many times with producers and buyers to point out to a “best case scenario” of creating the right film for the right market. And, all of the resulting productions since that initial partnership have delivered on that same promise. Revenue for Bigfoot Project Investments Inc.  films is generated by two basic outlets; VOD and DVD.

•

VOD – A typical movie revenue reflects approximately $4500-$6500 monthly. This does not take into account however that three of the currently contracted DVD Movies films have yet to enter the system, thus are not reporting earnings. Additionally, this figure does not include any international revenue. And, none of the Bigfoot Project Investments Inc.. Movies are currently on ITunes, which will be a huge earnings market.

•

DVD – A typical movie revenue reflects approximately $2500-$3500 monthly.  Again, this does not take into account the three films that have not entered the retail and rental market distribution system yet.

Big Project Projection “Pursuit”.

It is the belief of management that the upcoming project, Pursuit is expected to do well in the markets. This is based on projections from The Bosko Group, our distribution marketing company.  Based on their experience it is their opinion that the “found footage” genre is constantly growing, and to combine this popular film making approach with the appeal of Bigfoot hunting significantly enhances marketability.  In addition to creating a found footage movie with dates, places and people that can actually be researched by audiences, we have an ongoing relationship with Eduardo Sanchez of Blair Witch Project fame, and director of the upcoming Exists (his own found-footage Bigfoot film).  Mr. Sanchez has signed a Non-Disclosure Agreement with us and we are currently in negotiations with him to determine the degree of involvement that he will have in our DVD project Pursuit.

In addition to the revenue streams identified above, The Bosko Group anticipates Pursuit could do the following business based on its design and timing:

DVD – 50,000 to 100,000 units. Units in this type of sale net the producer $4-$7 dollars per unit.

VOD Projected revenue for Pursuit:

•

Cable - $50,000 dollars initial 6 months

•

Digital Royalty - $75,000 dollars initial 6 months

•

Digital License - $40,000 to $75,000 initial 6 months

ONGOING PLAN: Bigfoot Project Investments Inc., has acquired “Searching for Bigfoot Inc.”, an inventory of artifacts/assets and over 360 hours of video expedition footage. The acquisition was executed to streamline our various projects decisions and marketing capability and complete control through one Board of Directors and one company vice having to go through two companies to develop, execute and market our projects. Another DVD movie Bigfoot Lives 3 is in production and soon to be released. With all current materials in our project inventory, there is enough media and Artifacts to develop many more movies. As we continue to conduct the research and expeditions continue to evolve, we will be adding to the current inventory for a continuous flow of media to be used in future projects to be added to our company projects for investors.

Our Bosko Contract projection DVD/VOD First Year Plans

The projections shown below are based on a review of nine DVD Movies released by various production companies in the market for the 2011/2012 time frame. We compared advertising dollars and various market timing factors and film subject matter to our nine DVD movies to get a realistic view of our movie products in a projected market environment.  Of the nine films we reviewed the market DVD/VOD results averaged $420,000 dollars over a 12 month release period for each DVD movie.  Four of the movies were Theatrical/Variance Releases in which DVD and VOD marketing followed after theatrical release period. Five movies were directly released into the DVD/VOD markets only.  Our research revealed that the best marketing results for DVD/VOD were obtained by focusing in funding PR and Advertising. A good turnout of the five films in the Theatrical Variance did not substantially support a good market in the DVD/VOD venue. DVD/VOD results were based on how well the films PR and Advertising campaign was initiated and coordinated together. Our projections below are based on the low to mid six figure marketing result for our nine DVD movie projects. We believe this will project a realistic view for investors to see that even on the low to mid six figure end of the market our products could bring the investor a positive ROI.

•

The Bosko Group DVD First Year Plan

•

The Bosko Group VOD First Year Plan

Bigfoot Project Investments Inc. projected First Year Plan for DVD/VOD and Bigfoot 3D Movie.

The projections shown below is our first year plan in marketing the company’s current project inventory of nine DVD Movies in DVD/VOD markets and Bigfoot 3D Movie production returns in the first year as described in the previous paragraphs above. The DVD/VOD projections do not reflect the various digital platforms market sales or rental sales.  The Bigfoot 3D Movie projections do not reflect theatrical release returns, DVD/VOD market sales, 3D Video Game market sales and 3D movie merchandising market sales. These projections are based on the use of the total investor proceeds of $3,000,000.00 dollars as described in the “Use Of Proceeds” section of this document.

Proprietary Rights Of Our Projects.

We have copyrights and copyrights pending for nine DVD movies. We own the copyrights on DVD Movies Bigfoot Lives and Anatomy of a Bigfoot Hoax.  Copyrights are pending for DVD Movies Legend of Bigfoot, In the Shadow of Bigfoot, Bigfoot Alive in 82, Bigfoot Lives-2, Bigfoot Lives-3, Hoax of the Century, and Pursuit (The Search for Bigfoot). Selling artifacts and fossils will not be a part of Bigfoot Project Investments Inc.’s business.

Our agreements with The Bosko Group, who has contracts in place with Channel Sources Distribution Company to sell four of nine DVD movies, are in the process of upgrading the current contract to include the other five movies.  The Bosko Group also has an agreement with Gravitas VOD for the same four movies in which the remaining five movies are currently being added to the agreement.

The intellectual property rights include business plan templates and design, business logo development, web site designs, and data bases of private financial lenders.  Third party service providers are out sourced entities that will provide support in the development of future intellectual properties.

For example, the company will need third party assistance with the following: graphic designer, press release, Video/Film development of new movies, expedition/research to continue development of project products, web consultant, or help with additional technological issues or assistance with the development of products outside the scope of the organization.

Liquidity and Capital Resources, page 26

33. We note your response to our prior comment 43. Please disclose the date and amount of the loan from Mrs. Goth in this section.

Loan details added.   No interest.  Debt incurred on July 20, 2012.

34. Please reconcile the number of shares sold discussed in this section (203,040,000) with the total shares outstanding (207,490,000).

Reconciled to 207,490,000.

Security Ownership of Certain Beneficial Owners and Management, page 27

35. We note your response to our prior comment 44, but the revised disclosure does not properly address the comment. Please disclose as a separate line item the amount of securities held by your directors and executive officers as a group without naming them but note the number of individuals in that group. Refer to Item 403 of Regulation S-K.

Disclosure line for group added.

36. We note your response to our prior comment 45. Please reconcile the share ownership of Messrs. Kazubowski, Fletcher and Biscardi Jr. reflected in the table with the information on pages 17 and II-1 and revise.

Revised for consistency.

37. The share ownership reflected in this table for Mr. Biscardi and Mrs. Goth does not match the share ownership shown for them in the selling shareholders table on page 17. Please revise.

Revised for consistency.

Management, page 28

38. We note your response to our prior comment 48, but we are unable to locate the revised disclosure. Please revise each director and executive officer biography to include only the information required by Item 401 of Regulation S-K and to clearly disclose the positions held by each executive officer during the past five years only. If each person is not employed on a full time basis by you, describe the other business activities in which they are concurrently engaged.

Revised as follows:

CARMINE T. BISCARDI

The name, address, age, and positions of our President, CEO, COO and Director are set forth below:

Name and Address	Age	Position
Carmine T. Biscardi	63	President, CEO, COO, Director
570 El Comino Real
Nr-150
Redwood City, CA. 94063

Mr. Biscardi’s experience in the research of a creature known as Bigfoot or Sasquatch and his over 20 years as an owner and manager of a marketing and consulting firm gives him experience which will be beneficial to him as a member of the Board of Directors of the corporation.

WORK HISTORY

Apr 2006 – Present - Searching For Bigfoot Inc. Redwood City, CA.-Director & Owner

Jan 1991 Present Tom Biscardi Associates Redwood City, CA. - Owner & Manager

•

Promotions. Marketing. Consulting.

WILLIAM F. MARLETTE

The name, address, age, and positions of our Secretary, Treasurer, CFO and Director are set forth below:

Name and Address	Age	Position
William F. Marlette 14231 Meadowrun St.	65	Secretary, Treasurer, CFO, Director
San Diego CA. 92129

Mr. Marlettes business experience including being a government contractor project manager gives him experience which will be beneficial to him as a member of the Board of Directors of the corporation.

WORK HISTORY

Retired – July, 2011 - Present

GRETA GOTH

The name, address, age, and positions of our director are set forth below:

Name and Address	Age	Position
Greta Goth	83	Director
1265 Westridge Drive
Portola Valley, CA. 94208

Mrs. Goth is an entrepreneur and her expertise is in the area of the legal secretarial and paralegal field, office management, administration and computerization of legal firms which administrative experience gives her experience which will be beneficial to her as a member of the Board of Directors of the corporation.

2004-Present – Retired due to spouse’s medical issues, but continues Lecturing and consulting.

DENNIS J. KAZUBOWSKI

The name, address, age, and positions of one of our directors is set forth below:

Name and Address	Age	Position
Dennis J. Kazubowski	55	Director
715 North First Street, Suite 21
San Jose, CA. 95112

Mr. Kazubowski’s experience in the field of law and contracts gives him experience which will be beneficial to him as a member of the Board of Directors of the corporation.

Retired since 2008.

YOUSSARY (JOE) KELADA MD

The name, address, age, and positions of one of our Directors are set forth below:

Name and Address	Age	Position
Youssary (Joe) Kelada, MD	59	Director
Roseville Family Health Care
406 Sunrise Avenue, Suite 250
Roseville, CA. 95661

Mr. Kelada’s experience in real estate, entrepreneur of businesses and commercial transactions firm gives him experience which will be beneficial to him as a director of the corporation.

1983-Present – Solo Medical Practice, Roseville, CA.

RICHARD L. FLETCHER

The name, address, age, and position of one of our directors is set forth below:

Name and Address	Age	Position
Richard L. Fletcher	74	Director
1535 Farmers Lane
Santa Rosa, CA. 95405

Mr. Fletcher’s over 45 years of sales and management experience firm gives him experience which will be beneficial to him as a director of the corporation.

2005-Present-President, Board of Directors, Searching for Bigfoot Inc., Redwood City, CA.

C. THOMAS BISCARDI, JR.*

The name, address, age, and positions of one of our directors are set forth below:

Name and Address	Age	Position
C. Thomas Biscardi, Jr.	44	Director
112 Ironwood Road,
Middlesboro, KY. 40965

Mr. Biscardi’s sales and management experience along with Army training as a Ranger makes him an invaluable asset and firm gives him experience which will be beneficial to him on the board of directors.

WORK EXPERIENCE

2008-Present - Food City, Middlesboro KY. -Assistant Store Manager. Continues to Serve as Director for Searching For Bigfoot Inc. Redwood City, CA.

* Son of Carmine T. Biscardi the Company’s President, CEO and director.

39. We note your response to our prior comment 49. Please revise the disclosure concerning the specific experience, qualifications, attributes or skills of Messrs. Fletcher, Kelada, Kazubowski and Marlette to state that these qualifications, attributes or skills are what led the board of directors to conclude that these individuals should serve on the board. Please refrain from using the term “qualifies.”

Revised as follows:

CARMINE T. BISCARDI

The name, address, age, and positions of our President, CEO, COO and Director are set forth below:

Name and Address	Age	Position
Carmine T. Biscardi	63	President, CEO, COO, Director
570 El Comino Real
Nr-150
Redwood City, CA. 94063

Mr. Biscardi’s experience in the research of a creature known as Bigfoot or Sasquatch and his over 20 years as an owner and manager of a marketing and consulting firm gives him experience which will be beneficial to him as a member of the Board of Directors of the corporation.

WORK HISTORY

Apr 2006 – Present - Searching For Bigfoot Inc. Redwood City, CA.-Director & Owner

Jan 1991 Present Tom Biscardi Associates Redwood City, CA. - Owner & Manager

•

Promotions. Marketing. Consulting.

WILLIAM F. MARLETTE

The name, address, age, and positions of our Secretary, Treasurer, CFO and Director are set forth below:

Name and Address	Age	Position
William F. Marlette 14231 Meadowrun St.	65	Secretary, Treasurer, CFO, Director
San Diego CA. 92129

Mr. Marlettes business experience including being a government contractor project manager gives him experience which will be beneficial to him as a member of the Board of Directors of the corporation.

WORK HISTORY

Retired – July, 2011 - Present

GRETA GOTH

The name, address, age, and positions of our director are set forth below:

Name and Address	Age	Position
Greta Goth	83	Director
1265 Westridge Drive
Portola Valley, CA. 94208

Mrs. Goth is an entrepreneur and her expertise is in the area of the legal secretarial and paralegal field, office management, administration and computerization of legal firms which administrative experience gives her experience which will be beneficial to her as a member of the Board of Directors of the corporation.

2004-Present – Retired due to spouse’s medical issues, but continues Lecturing and consulting.

DENNIS J. KAZUBOWSKI

The name, address, age, and positions of one of our directors is set forth below:

Name and Address	Age	Position
Dennis J. Kazubowski	55	Director
715 North First Street, Suite 21
San Jose, CA. 95112

Mr. Kazubowski’s experience in the field of law and contracts gives him experience which will be beneficial to him as a member of the Board of Directors of the corporation.

Retired since 2008.

YOUSSARY (JOE) KELADA MD

The name, address, age, and positions of one of our Directors are set forth below:

Name and Address	Age	Position
Youssary (Joe) Kelada, MD	59	Director
Roseville Family Health Care
406 Sunrise Avenue, Suite 250
Roseville, CA. 95661

Mr. Kelada’s experience in real estate, entrepreneur of businesses and commercial transactions firm gives him experience which will be beneficial to him as a director of the corporation.

1983-Present – Solo Medical Practice, Roseville, CA.

RICHARD L. FLETCHER

The name, address, age, and position of one of our directors is set forth below:

Name and Address	Age	Position
Richard L. Fletcher	74	Director
1535 Farmers Lane
Santa Rosa, CA. 95405

Mr. Fletcher’s over 45 years of sales and management experience firm gives him experience which will be beneficial to him as a director of the corporation.

2005-Present-President, Board of Directors, Searching for Bigfoot Inc., Redwood City, CA.

C. THOMAS BISCARDI, JR.*

The name, address, age, and positions of one of our directors are set forth below:

Name and Address	Age	Position
C. Thomas Biscardi, Jr.	44	Director
112 Ironwood Road,
Middlesboro, KY. 40965

Mr. Biscardi’s sales and management experience along with Army training as a Ranger makes him an invaluable asset and firm gives him experience which will be beneficial to him on the board of directors.

WORK EXPERIENCE

2008-Present - Food City, Middlesboro KY. -Assistant Store Manager. Continues to Serve as Director for Searching For Bigfoot Inc. Redwood City, CA.

* Son of Carmine T. Biscardi the Company’s President, CEO and director.

Certain Relationships and Related Transactions, page 35

40. We note your response to our prior comment 51 that the dates in the disclosure have been reconciled. However, the comment requested more changes. Please specify which officers and directors were issued shares in the December 1, 2011 offering in this section, and disclose who the related party is to whom you issued 200,000 shares on March 15, 2012 and what their relationship is to you.

Parties disclosed.

Recent Sales of Unregistered Securities, page II-1

41. The number of shares listed in this table owned by directors Biscardi, Goth, Fletcher, Kazubowski and Biscardi Jr. do not match the number of shares shown for them in the selling shareholders table on page 17. The numbers for Messrs. Fletcher, Kazubowski and Biscardi Jr. in this table also do not match the numbers shown for them in the beneficial ownership table on page 27. Please reconcile and revise.

Reconciled.

42. Please disclose the sales to R4 Services and Equity Consultants.

These shares were purchased from existing shareholders and not from the issuer.

43. We note that Universal Capital Group is not listed in the selling shareholder table on page 17. Please revise or advise.

Universal Capital Group transferred their shares to Equity Consultants.

Note 1: Summary of Significant Accounting Policies, page F-19

Revenue Recognition

44. You have not made changes to your revenue recognition policy to address our previous comment 36 which was originally issued as comment 66 in the comment letter dated March 14, 2013. We once again reissue the common in its entirety. Please tell us and expand your policy to disclose the types of services and service arrangements referenced in your policy. In addition, expand your policy to describe the meaning of “earned”. See ASC 605.

Revised.

Financial Statements

45. We note your response to prior comment 54 states that your financial statements have been updated to comply with the comment; however, no changes have been made. Rule 8-03 of Regulation S-X requires interim statements of operations, statements of changes in stockholders’ deficit, and statements of cash flows for the period from the latest fiscal year-end to the interim balance sheet date, and for the corresponding period in the prior fiscal year. Therefore, at this time, statements of operations, statements of changes in stockholders’ deficit, and statements of cash flows for the nine month interim period of August 1, 2012 through April 30, 2013, and for the nine month interim period of inception (November 30, 2011) through April 30, 2012 should be presented. Please revise.

Revised.

Exhibit 5.1

46. We note your responses to our prior comments 52 and 57, but it does not appear that a revised opinion has been filed. Please revise the reference to the Certificate of Incorporation in the opinion to Articles of Incorporation. The opinion also states that 26 individual shareholders are the selling shareholders yet there are only 11 selling shareholders listed in the prospectus. Please revise and file the revised opinion.

Revised Opinion filed.

Very truly yours,

/s/ Carmine T. Biscardi

Carmine T. Biscardi

President

Bigfoot Project Investments Inc